13386 International Pkwy

Jacksonville, FL 32218

(904) 741-5400

April 12, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cadre Holdings, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 15, 2023
File No. 001-40698

Ladies and Gentlemen:

Cadre Holdings, Inc. is submitting the following responses to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated March 30, 2023 (the “Comment Letter”), regarding the Company’s Form 10-K, for the fiscal year ended December 31, 2022, filed with the Commission on March 15, 2023 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in the Comment Letter in bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Non-GAAP Measures, page 37

1.	We note that you provide Adjusted EBITDA less capital expenditures and Adjusted
EBITDA conversion rate, which are non-GAAP measures, in this filing and in Exhibit 99.1 to your Form 8-K dated March 15, 2023.

Please revise future filings to appropriately describe and discuss Adjusted EBITDA less capital expenditures as a separate non-GAAP measure.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company will undertake to include, in its future Annual Reports on Form 10-K filings, Quarterly Reports on Form 10-Q filings, Current Reports on Form 8-K filings, earnings releases and other presentations, appropriate descriptions and discussions of Adjusted EBITDA less capital expenditures as a separate non-GAAP measure.

Securities and Exchange Commission April 12, 2023 Page 2

Attached as Exhibit A to this letter is an example of such modified disclosures based on the Company’s earnings results for the year ended December 31, 2022.

•	Tell us where you provided and reconciled Adjusted EBITDA less capital expenditures and Adjusted EBITDA conversion rate to the most directly comparable GAAP measure. Reference Item 10(e) of Regulations S-K and Question 102.10 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that each of Adjusted EBITDA less capital expenditures and Adjusted EBITDA conversion rate are reconciled to net income, the most comparable GAAP measure, on page 38 of the Form 10-K, and that net income is presented with equal or greater prominence as the Non-GAAP measures.

The Company also believes that its presentations of each of Adjusted EBITDA less capital expenditures and Adjusted EBITDA conversion rate are consistent with Item 10(e) of Regulations S-K and the guidance in Question 102.10 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, because (i) net income, an income measurement and the most directly comparable GAAP measure to each of these Non-GAAP measures, is presented and discussed before, as well as presented with equal or greater prominence than each of these Non-GAAP measures; (ii) the Company includes a discussion of how the presentation of each of these Non-GAAP measures is useful to investors; and (iii) the Company includes a reconciliation of each of these Non-GAAP measures to net income, an income measurement and the most directly comparable GAAP measure.

The Company respectfully advises the Staff that it will continue to regularly review the appropriateness and compliance of its non-GAAP financial measures and their related adjustments.

•	We reference the disclosure that Adjusted EBITDA Conversion Rate is a liquidity measure. Tell us your consideration of Question 102.06 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company’s reference to Adjusted EBITDA Conversion Rate as being a “liquidity measure” is done in a generic sense of the word “liquidity” and not in the technical accounting sense that would relate to some measure of cash flows. Rather, as discussed above, the Non-GAAP measure Adjusted EBITDA Conversion Rate is most closely related to the GAAP measure of net income, to which it is reconciled in the Form 10-K. The Company’s use of “liquidity” in this sense refers to its net income measure generally, which the Company believes provides it with liquidity.

Securities and Exchange Commission April 12, 2023 Page 3

However, given the Staff’s comments in this regard, the Company respectfully advises the Staff that the Company will undertake to not include, in its future Annual Reports on Form 10-K filings, Quarterly Reports on Form 10-Q filings, Current Reports on Form 8-K filings, earnings releases and other presentations, any references to Adjusted EBITDA Conversion Rate as a “liquidity measure” to avoid any confusion.

2.	Your presentation of adjusted EBITDA includes an adjustment for a cash-based long-term incentive plan awarded to employees. We note a similar adjustment is included in Exhibit 99.1 to your Form 8-K dated March 15, 2023. Tell us the nature of these costs and your consideration of whether these are normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the presentation of adjusted EBITDA includes an adjustment for certain awards previously granted to the Company’s employees in February 2021 pursuant to the Company’s Long-Term Incentive Plan (the “LTIP”) that vest to such employees in March 2022, March 2023 and March 2024. The Company implemented the LTIP prior to the Company’s initial public offering when the Company was a private company as a means to replicate for its employees the value and upside offered by public-company equity programs. Upon the Company’s initial public offering in November 2021, the LTIP was replaced by the Company’s 2021 Stock Incentive Plan, a plan that provides for the granting and settlement of awards in equity or stock options, and no new awards will be granted under the LTIP.

Under the terms of the LTIP, the Company’s Board of Directors has the sole discretion to settle vested LTIP awards in cash or shares of the Company’s common stock. Upon the vesting of first tranche of LTIP awards in March 2022, the Company’s Board of Directors determined to settle such vested LTIP awards in shares of the Company’s common stock instead of cash.

The Company has reviewed Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and respectfully advises the Staff that it does not believe that the adjustments related to the LTIP are normal, recurring, cash operating expenses for a number of reasons. First, as mentioned above the LTIP program was ended and no additional awards have been granted, therefore it can’t be considered recurring. Furthermore, it is not consistently a cash operating expense, because as previously stated, the award in 2022 was settled in stock and it is the Board of Directors’ discretion whether the remaining awards will be settled in cash or equity upon vesting.

Notes to Consolidated Financial Statements

2. Acquisitions, page 59

3.	Please tell us why you did not provide the disclosures required by ASC 805-10-50-2h for entities acquired during fiscal year 2022.

Securities and Exchange Commission April 12, 2023 Page 4

As part of our assessment of the appropriate disclosures in Note 2 regarding the two business combinations consummated during fiscal year 2022, we considered the provisions of ASC 805-10-50-2(h) and the materiality of the business combinations individually, as well as in the aggregate in accordance with ASC 805-10-50-3. For purposes of our materiality evaluation, we referenced guidance from SEC Staff Accounting Bulletin No. 99 – Materiality, which requires registrants to consider qualitative factors as well as quantitative factors to assess materiality. Ultimately, our assessment focused on assessing if omission of the disclosures required by ASC 805-10-50-2h would result in a substantial likelihood that the disclosure would have been viewed by a reasonable investor as having significantly altered the total mix of information. Our assessment considered the following:

•	Radar and Cyalume contributed net sales of 2% and 4%, respectively, to consolidated fiscal year 2022 net sales. As such, we concluded these amounts to be quantitatively immaterial. From a qualitative perspective, the omission of Radar and Cyalume pro forma net sales in consolidated fiscal years 2022 and 2021 results did not mask a change in trend.

•	Radar and Cyalume contributed income before taxes of 6% and 0.2%, respectively, to consolidated fiscal year 2022 income before taxes. While we believe these amounts to be quantitatively immaterial before normalization, the impact is further reduced when we eliminate a non-recurring material transaction from fiscal year 2022 income before taxes, specifically stock compensation expense of $28.6 million related to the 2021 Phantom Restricted Share Plan. Removing this one-time expense from fiscal year 2022 income before taxes results in contributions of 1% and 0.1% from Radar and Cyalume, respectively. As such, we concluded the income before taxes contributed by Radar and Cyalume to be quantitatively immaterial. From a qualitative perspective, the omission of Radar and Cyalume pro forma income before taxes in consolidated fiscal years 2022 and 2021 results did not mask a change in trend, nor did it change a loss into income or vice versa.

Our assessment of the materiality of the Radar and Cyalume acquisitions concluded that these acquisitions were not material, individually or in the aggregate, compared to consolidated net sales and income before taxes. We also concluded that pro forma information would not have changed the financial statement users’ assessment of the Company’s overall results. As a result, we determined that the acquisitions were not material and that the disclosures in ASC 805-10-50-2h for the entities acquired in fiscal 2022 were not required to be included in our consolidated financial statements for fiscal 2022.

Securities and Exchange Commission April 12, 2023 Page 5

Please direct any questions regarding the Company’s responses or the Registration Statement to the undersigned at (904) 741-1742 or at blaine.browers@safariland.com.

Very truly yours,

/s/ Blaine Browers
Blaine Browers
Chief Financial Officer

cc:	Warren B. Kanders, Cadre Holdings, Inc. Robert L. Lawrence, Kane Kessler, P.C.

Exhibit A

NON-GAAP MEASURES

This Annual Report on Form 10-K includes EBITDA, Adjusted EBITDA, Adjusted EBITDA less capital expenditures and Adjusted EBITDA Conversion Rate, which are non-GAAP measures that we use to supplement our results presented in accordance with U.S. GAAP. EBITDA is defined as net income before depreciation and amortization expense, interest expense and provision for income taxes. Adjusted EBITDA represents EBITDA that excludes restructuring and transaction costs, other general income, loss on extinguishment of debt, other expense, net, stock-based compensation expense, stock-based compensation payroll tax expense, long term incentive plan (“LTIP”) bonus, and amortization of inventory step-up as these items do not represent our core operating performance. Adjusted EBITDA less capital expenditures represents Adjusted EBITDA less capital expenditures. We also present Adjusted EBITDA Conversion Rate, which we define as Adjusted EBITDA less capital expenditures divided by Adjusted EBITDA. We use Adjusted EBITDA less capital expenditures and Adjusted EBITDA Conversion Rate as measurements of the cash generation capacity of our underlying operations, exclusive of impacts relating to our capital structure.

EBITDA, Adjusted EBITDA, Adjusted EBITDA less capital expenditures and Adjusted EBITDA Conversion Rate are performance measures that we believe are useful to investors and analysts because they illustrate the underlying financial and business trends relating to our core, recurring results of operations and enhance comparability between periods. Adjusted EBITDA is identical to the financial metric used under our existing credit facilities to measure our covenant compliance and is also considered by our board of directors and management as an important factor in determining performance-based compensation. Adjusted EBITDA less capital expenditures and Adjusted EBITDA Conversion Rate are measures that we believe provide investors and analysts with important information about our core, recurring cash generation trends, which are an indication of our ability to make acquisitions, incur additional debt or return capital to investors, after making the capital investments required to support our business operations.

EBITDA, Adjusted EBITDA, Adjusted EBITDA less capital expenditures and Adjusted EBITDA Conversion Rate are not recognized measures under U.S. GAAP and are not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly-titled measures of performance of other companies. Investors should exercise caution in comparing our non-GAAP measures to any similarly titled measures used by other companies. These non-GAAP measures exclude certain items required by U.S. GAAP and should not be considered as alternatives to information reported in accordance with U.S. GAAP.

The table below presents our EBITDA, Adjusted EBITDA, Adjusted EBITDA less capital expenditures and Adjusted EBITDA Conversion Rate reconciled to the most comparable GAAP measure for the periods indicated:

	Year Ended December 31,
(in thousands)	2022	2021
Net income	$5,820	$12,661
Add back:
Depreciation and amortization	15,651	13,718
Interest expense	6,206	16,425
Provision for income taxes	3,553	6,531
EBITDA	$31,230	$49,335
Add back:
Restructuring and transaction costs(1)	5,355	3,430
Other general income(2)	(159)	—
Loss on extinguishment of debt(3)	—	15,155
Other expense, net(4)	1,137	947
Stock-based compensation expense(5)	32,239	355
Stock-based compensation payroll tax expense(6)	305	—
LTIP bonus(7)	1,369	2,162
Amortization of inventory step-up(8)	4,255	—
Adjusted EBITDA	$75,731	$71,384
Less: Capital expenditures	(4,666)	(3,029)
Adjusted EBITDA less capital expenditures	$71,065	$68,355
Adjusted EBITDA conversion rate	94%	96%

(1)	Reflects the “Restructuring and transaction costs” line item on our consolidated statement of operations, which primarily includes transaction costs composed of legal and consulting fees, and $1.0 million paid to Kanders & Company, Inc., a company controlled by our Chief Executive Officer, for services related to the acquisition of Cyalume, which is included in related party expense in the Company’s consolidated statements of operations and comprehensive income.

(2)	Reflects the “Other general income” line item on our consolidated statement of operations and includes a gain from a long-lived asset sale.

(3)	Reflects losses incurred in connection with the August 2021 debt refinancing.

(4)	Reflects the “Other expense, net” line item on our consolidated statement of operations and primarily includes losses on foreign currency transactions.

(5)	Reflects compensation expense related to equity and liability classified stock-based compensation plans.

(6)	Reflects payroll taxes associated with vested stock-based compensation awards.

(7)	Reflects the cost of a cash-based long-term incentive plan awarded to employees that vests over three years.

(8)	Reflects amortization expense related to the step-up inventory adjustment recorded as part of the recent acquisitions

Adjusted EBITDA increased $4.3 million for the year ended December 31, 2022 as compared to 2021, primarily due to the increase in net sales, partially offset by increases in public company costs and marketing spend.